[COOLEY GODWARD LETTERHEAD]

August 31, 2005

Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561

Attention:	Mark P. Shuman Perry Hindin
Re:
BroadVision, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed August 9, 2005
File No. 333-125640

Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for the Fiscal Quarters Ended March 31, 2005 and June 30, 2005
File No. 0-28252

Ladies and Gentlemen:

        Enclosed for filing on behalf of BroadVision, Inc. ("BroadVision") is Amendment No. 2 to the above-referenced Registration Statement on Form S-3, File No. 333-125640 (the "Form S-3"). For your convenience, we have enclosed three unmarked copies of the Form S-3 and three copies marked to show changes from the previous filing. This filing has been made in response to the comments received from the Staff of the Commission by letter dated August 29, 2005. The numbering of the paragraphs below corresponds to the numbering of the comments, which, for your convenience, we have inserted into this response letter.

FORM S-3

General

1.
We note your response to our prior comment 4. While your response indicates that holders of the convertible notes no longer have the right to require interest accrued under the notes be paid in the form of shares of your common stock, the disclosure in your registration statement does not reflect this. Please revise the disclosure in your registration statement accordingly. For example, revise the following:

•
the front cover page of your prospectus;

•
the last two sentences of the first paragraph below the heading "Explanatory Note" on page 4;

•
the fourth sentence of the last paragraph on page 5;

•
the fourth sentence of the first whole paragraph on page 18;

•
the fifth sentence of the first paragraph below the heading "Interest" on page 25; and

•
the first sentence of the first paragraph below the heading "Conversion Rights" on page 26.

  Response:    In accordance with the Staff's comment, we have revised the disclosure to reflect that holders of the convertible notes do not have the right to require interest accrued under the notes be paid in the form of shares of BroadVision common stock.

Incorporation of Certain Documents by Reference, page 32

2.
Your incorporation by reference of the Schedules 14A filed with the SEC on July 26, 2005 is inappropriate, since Item 12(a) to Form S-3 limits the information that must be specifically incorporated to your Form 10-K and all other reports filed pursuant to Sections 13(a) or 15(d) of the

  Exchange Act since the end of the fiscal year covered by the 10-K. Please delete such reference. In addition, update this section to reflect the recent filing of your Form 10-Q for the quarter ended June 30, 2005.

  Response:    In accordance with the Staff's comment, we have revised the incorporation by reference section to eliminate references to the Schedules 14A and we have added a reference to the Form 10-Q for the quarter ended June 30, 2005.

Forms 10-Q

3.
We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." Please confirm in your response letter, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at that reasonable assurance level as of the end of the respective periods in question. In the alternative, revise your disclosure to remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>. Please also confirm that to the extent you refer to this level of assurance of your disclosure controls and procedures in future periodic reports that you will state in such reports, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.

  Response:    BroadVision's principal executive officer and principal financial officer have confirmed that they concluded that disclosure controls and procedures were effective at that reasonable assurance level as of the end of the respective periods in question. They have further confirmed that, to the extent they refer to this level of assurance in future periodic reports, they will state, if true, their conclusion that BroadVision's disclosure controls and procedures are effective at that reasonable assurance level.

        Please contact me at (415) 693-2129 or Peter Werner at (415) 693-2172 with any further questions or comments regarding this matter.

Very truly yours,

/s/  VIRGINIA C. EDWARDS

Virginia C. Edwards

cc:
Dr. Pehong Chen
William Meyer
Kenneth Guernsey
Peter Werner